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NAME OF REGISTRANT: DAVITA INC.

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

April 29, 2022

To DaVita Stockholders:

Friends Fiduciary Corporation seeks your support for Proposal 4 at the stockholder meeting on June 9, 2022.

The proposal asks DaVita to prepare an annual report on its political spending.

Resolved, that the shareholders of DaVita Inc.  (“DaVita” or “Company”) hereby request the Company to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company’s website, disclosing the Company’s:

(a) Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board’s role (if any) in that process; and

(b) Monetary and non-monetary contributions or expenditures that could not be deducted as an “ordinary and necessary” business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amount paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

As investors we believe transparency and accountability in corporate spending to influence legislation and regulation are in the best interests of DaVita stockholders. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with Company mission, values, and ethics. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to DaVita’s reputation to the detriment of shareholder value.

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SUMMARY OF RATIONALE

•	Company reputation is an important component of shareholder value;
•	DaVita’s 2022 “enhanced” disclosures remain inadequate;
•	Indirect political spending through 501(c)(4) social welfare groups presents potential risks and lacks accountability;
•	DaVita could easily provide shareholders the political spending disclosures requested in this proposal; and
•	Investors are asking for political spending transparency to better understand risks.

I.	Company Reputation is an Important Component of Shareholder Value

DaVita’s failure to provide robust and complete disclosure of its political spending activities exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate political expenditures potentially exposes companies to increased reputational risk, particularly if sufficient oversight and controls are lacking.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

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DaVita has not been immune to reputational issues in recent years, with our Company reportedly “defrauding the federal Medicare program of millions of dollars” in 2015.5 Though DaVita did not admit any wrongdoing at the time, the case was settled for millions. A more recent case was also settled when it came to light that DaVita had a continued practice between 2005 and 2014 of providing “kickbacks [to physicians or physician groups] to induce the referral of patients to its dialysis clinics.” DaVita agreed to pay $350 million to resolve claims that the company had violated the False Claims Act.6

An employee involved in the case said of his time at DaVita: “the thing that made it so upsetting was the external messaging the company puts out versus what happens behind closed doors.”7 Political activity cannot only create legal risk for a company, but business and reputational risk as well. Most significantly, “these risks include the perception that political contributions – and other forms of activity – are at odds with core company values.”8 As shareholders, we believe it is important for DaVita to work to strengthen its reputation for integrity and transparency, by meeting or surpassing best practice of political spending disclosure. The changes presented by the Company fail to meet this standard.

DaVita Needs to Commit to Political Spending and Dark Money Transparency

On mission and values regarding integrity, DaVita states “We say what we believe, and we do what we say. We are trusted because we are trustworthy. In our personal, team, and organizational values, we strive for alignment in what we say and do.”9 As investors we believe DaVita could show its commitment to integrity by disclosing all political spending to shareholders, including all its third-party spending to influence public policy, to ensure that what our Company does is truly in alignment with what it says.

DaVita’s failure to commit to full disclosure of its third-party spending to influence public policy subjects our Company to unknown reputational risks. Increasingly in this “era of intense political polarization…companies are subject to ever-greater scrutiny for their political activities.”10 We believe DaVita needs to commit to corporate political responsibility by increasing its political spending disclosure, including all its third-party spending to influence public policy.

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5 https://www.denverpost.com/2015/05/04/davita-will-pay-495-million-to-settle-atlanta-whistle-blower-case/

6 https://www.justice.gov/opa/pr/davita-pay-350-million-resolve-allegations-illegal-kickbacks

7 https://www.denverpost.com/2014/10/23/former-davita-insider-helped-build-case-that-led-to-389m-settlement/

8 “Under a Microscope,” The Conference Board, 2021, p. 6, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

9 https://www.davita.com/about/history-and-culture/mission-and-values

10 “Under a Microscope,” The Conference Board, 2021, p. 3, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

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II.	DaVita’s 2022 “Enhanced” Disclosures Remain Inadequate

According to the Center for Political Accountability’s 2021 CPA-Zicklin Index, an annual report that “benchmarks the political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies,”11 after implementing “enhanced” disclosures DaVita’s Index score increased modestly from 37.1 out of 100 in 2020 to 44.3 out of 100 in 2021; DaVita remains in the bottom quartile of the third tier.12 DaVita notes in its Statement in Opposition to the Proposal that its marginally improved Index score, “is now above our proxy peer group average.” However, based on the peers listed in DaVita’s 2021 proxy statement that are also scored in the Zicklin index, DaVita’s score lags behind several peers, including Centene, Quest Diagnostics, Baxter International, and Zimmer Biomet Holdings all of which received a score over 70 out of 100, putting each peer in the top third of S&P500 companies.13

As a well-respected non-partisan, non-profit advocacy organization, the CPA provides companies with clear guidelines on how to improve political spending transparency and disclosure. Through CPA and their partners’ efforts, “179 leading public companies have adopted political disclosure and oversight through agreements.”14 Many corporations utilize and adhere to the Zicklin Index to ensure they are up to date on the latest expectations for political spending disclosure as the index has become a clear way to determine a company’s level of transparency.

DaVita’s continuing poor score directly reflects a lack of transparency and insufficient political spending disclosure, demonstrating DaVita’s policies fall well short of best practice. Specifically, DaVita does not provide comprehensive disclosure of indirect political spending such as third party, dark money contributions, including contributions to 527 groups such as governors associations and super PACs, and payments made to tax-exempt organizations such as 501(c)(4)s. DaVita also does not provide comprehensive disclosure on direct political spending, lacking disclosure on independent political expenditures made in direct support or opposition to a campaign.

DaVita’s political spending information is difficult to obtain, limited, and is not consolidated. Our Company does not provide investors a comprehensive source where they can learn relevant corporate direct or indirect political spending activities/relationships, priorities, and whether and how those efforts are supportive of or align with the Company’s strategy and investor interests.

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11 https://politicalaccountability.net/index

12 https://www.politicalaccountability.net/wp-content/uploads/2021/11/2021-CPA-Zicklin-Index.pdf

13 https://www.politicalaccountability.net/wp-content/uploads/2021/11/2021-CPA-Zicklin-Index.pdf

14 https://politicalaccountability.net/hifi/files/2020-CPA-Zicklin-Index.pdf

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III.	Indirect Political Spending through 501(c)(4) Social Welfare Groups Presents Potential Risks and Lack Accountability

While corporate donations to politicians and traditional PACs have strict limits, corporate payments to trade associations and 501(c)(4) social welfare organizations have no restrictions. This means that companies can give unlimited amounts to third party groups that spend millions on elections, lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.15

DaVita Doesn’t Disclose its 501(c)(4) Social Welfare Organization Spending (Dark Money), and It Should

DaVita fails to provide any information on its support for social welfare - 501(c)(4) - organizations which may use those funds for political purposes. The company has already come under scrutiny for its donations to the non-profit American Kidney Fund (“AKF”). AKF has been found to resist giving aid to patients at clinics that do not donate money to the fund. With Fresenius and DaVita providing nearly 80% of AKF’s funding, DaVita stands to benefit from the organization’s tactics, but at significant reputational risk.16 AKF has also been accused of guiding individuals to switch from “low-cost public insurers (that DaVita makes no profit from) to high-cost private insurers (that DaVita makes a substantial profit from),” 17 a practice that exposes patients to direct harm.18 A California bill AB290 intent on closing this “charity loophole” 19 declares, among other concerns, that “third-party payment arrangements have proliferated in recent years as a result of health care providers that have demonstrated a willingness to exploit the Affordable Care Act’s guaranteed issue rules for their own financial benefit.”20 This directly reflects similar shareholder concerns regarding the reputational risk of dark money, third party payments.

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15 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

16 https://www.nytimes.com/2016/12/25/business/kidney-fund-seen-insisting-on-donations-contrary-to-government-deal.html?module=inline

17 https://hindenburgresearch.com/davita-is-secretly-trying-to-defend-its-charity-scheme-with-a-lobbying-scheme/

18 https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=201920200AB290

19 https://hindenburgresearch.com/davita-is-secretly-trying-to-defend-its-charity-scheme-with-a-lobbying-scheme/

20 https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=201920200AB290

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In response the dialysis industry spent $2.5 million in political spending, including lobbying the Legislature and campaign contributions to support candidates and influence public opinion, between January and June 2019. DaVita has also given a significant amount to the non-profit organization The Patients and Caregivers to Protect Dialysis Patients that spent $440,000 in the first half of 2019, primarily on an advertising campaign to sway public opinion against the California measure.21 DaVita and another major clinic operator, Fresenius, similarly spent nearly $100 million in 2020 to successfully oppose Proposition 23 in California. The proposition was meant to, “require dialysis clinics in California to always have a licensed physician on-site during operating hours; report data on dialysis-related infections to regulators; obtain consent from the state before closing down; and prohibit clinics from discriminating against patients based on their source of payment or health care coverage.” 22 DaVita remains extremely active in political contributions, spending roughly $138.3 million in California on ballot measures, campaigns, and various political committees since 2011. This amount is double what the company’s competitor, Fresenius, has spent as well as, “more than the combined political contributions of heavyweights Chevron, Uber and Facebook in California over the past decade.”23 Any amounts DaVita contributed to 501(c)(4) groups remains undisclosed and unknown.

Such political expenditures seed doubt as to whether our company is successfully using its funds “solely for promoting the interests of our patients” as it claims in the company’s Statement in Opposition, or whether it uses the funds only to ensure company profits. The fact remains that a company loses control of funds contributed indirectly to third-party groups, threatening its ability to act consistently with its core values and protect its reputation.24 Such blind-spots can result in unintended controversial contributions that can “harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.”25 Shareholders have no way of knowing if DaVita’s contributions to 501(c)(4) welfare organizations, 527 groups, or direct independent expenditures align with company values and thus have no way to anticipate possible reputational risk.

IV.	DaVita Could Easily Provide Shareholders the Political Spending Disclosures Requested in this Proposal

DaVita states in its Statement in Opposition that additional disclosures, “would not be an efficient use of resources in light of the company’s robust existing disclosures.” We do not find this argument compelling or genuine. DaVita has this information readily available and could easily provide it to shareholders in a single report at minimal expense. While the statement insists that Company lobbying expenditures and political spending, “are conducted solely for promoting the interests of our patients and the Company,” shareholders have no way of knowing whether that claim is true if the Company does not disclose 501(c)(4) social welfare group expenditures.

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21 https://www.latimes.com/california/story/2019-08-24/dialysis-industry-lobbying-to-avoid-oversight-in-california

22 https://fortune.com/2020/11/04/california-prop-proposition-23-results-kidney-dialysis-clinic-requirements-ballot-initiative/

23 https://calmatters.org/health/2021/07/dialysis-california-davita/

24 https://politicalaccountability.net/hifi/files/reports/cpa-reports/Final_Draft_Collision_Report.pdf

25 “Under a Microscope,” The Conference Board, 2021, p. 17, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

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The Company’s Statement in Opposition claims DaVita has made new enhancements to their policy regarding political and lobbying expenditures. However, these efforts continue to fall short of best practice and fail to meet the shareholder proposal request. DaVita fails to disclose payments made to 501(c)(4), social welfare organizations and those made to 527, or super PAC, organizations. Lack of disclosure of payments to 501(c)(4) social welfare organizations, and other dark money payments, remains a huge blind-spot in DaVita’s policy, which the Company seems unwilling to address.

In its Statement in Opposition the Company notes that this is “the third consecutive submission by the proponent of a similar proposal, and each time the proponent’s proposal has failed to receive majority support.” What the statement fails to include is the proposal filed between 2019 and 2020 received a significant 32.5%, with an increase to 34.4% in the following 2020 to 2021 proxy season.26 The reason investors have felt compelled to file a similar proposal many years in a row is due to the company’s continued lack of transparency around political contributions, specifically disclosure of 501(c)(4) social welfare group and other dark money contributions, where DaVita’s disclosure falls exceedingly short.

DaVita insists its Board, “supports the proposal’s stated objectives of transparency and accountability,” but also notes that it believes “the local, state, and federal governments are the appropriate recipients of the proponent’s specific positions on political contribution disclosure laws and any reforms they seek. The company should not be held to a different standard than other groups.” We find this statement to demonstrate a lack of accountability on the part of the Company. Our proposal is not asking for stricter regulation on political contribution disclosures from the government; as long-term investors we expect companies to provide the necessary transparency around corporate political contributions to allow investors to better understand, assess, and mitigate risk. Many of DaVita’s peers have been held to this standard and have since increased transparency around these issues for their investors as evident in their higher CPA Zicklin scores.

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26 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000927066/000092706620000148/form8-kre2020annualsto.htm; https://www.sec.gov/ix?doc=/Archives/edgar/data/0000927066/000092706621000127/dva-20210610.htm

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V.	Investors Are Asking for Political Transparency to Better Understand Risks

Clear policies and board oversight – coupled with disclosures to shareholders – would help mitigate risks and provide greater transparency and accountability thereby allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders. The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports political spending and lobbying disclosures as best practice, and supports disclosure of any amounts over $10,000.27

The potential reputational risks of DaVita’s political spending and its inadequate political spending disclosure policies highlight the critical need for the Company to improve its disclosures and increase transparency around its political spending policies and procedures.

Based on the above Rationale, we believe that DaVita’s current political spending disclosures remain inadequate to protect shareholder interests. We urge you to vote FOR Proposal 4, the stockholder proposal requesting a report on the Company’s political expenditures.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary Corporation is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges stockholders to vote for Proposal 4 following the instructions provided on the Company’s proxy mailing.

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27 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf